Navistar International Corporation 2701 Navistar Dr. Lisle, IL 60532 USA P : 331-332-5000 W : www.navistar.com	Rich Tarapchak VP & Controller

April 4, 2012

VIA EDGAR

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Mail Stop 3561

Washington, DC 20549

Re:	Navistar International Corporation

Form 10-K for the fiscal year ended October 31, 2011, filed December 20, 2011,

Current Report on Form 8-K filed December 20, 2011, and Form 10-Q for the period ended January 31, 2012, filed March 8, 2012

File No. 001-09618

Dear Ms. Cvrkel:

This letter is in response to the comment letter of the staff of the United States Securities and Exchange Commission (the “Commission”) dated March 27, 2012 (the “Comment Letter”) related to the Annual Report on Form 10-K for the fiscal year ended October 31, 2011, Current Report on Form 8-K filed December 20, 2011, and Quarterly Report on Form 10-Q for the period ended January 31, 2012 of Navistar International Corporation (“Navistar,” the “Company,” or “we”). For your convenience, we have set forth below the text of the comments contained in the Comment Letter followed by our responses.

Annual Report on Form 10-K for the fiscal year ended October 31, 2011

Financial Statements, page 55

Notes to Consolidated Financial Statements, page 61

1. Summary of Significant Accounting Policies, page 61

Warranty, page 68

1.	We refer to an August 26, 2011 news article from the New York Times regarding your recall of 15,500 School Buses for a possible fire hazard. Given that a fiscal year’s worth of chargeouts of schools buses during fiscal 2010 and fiscal 2011 has ranged from 9,000 to 12,000 buses, the recall appears to represent more than a year’s worth of production of school buses. In this regard, please tell us what effect the recall had on your financial statements in the fourth quarter and year ended October 31, 2011 and explain to us why you did not disclose the recall in your Form 10-K for the fiscal year ended October 31, 2011.

United States Securities and Exchange Commission

April 4, 2012

Response:

In August of 2011, we approved a safety recall to address potential wiring issues in certain school buses produced from 2006 through 2011. In the fourth quarter of 2011, we accrued less than $1 million for the estimated cost of the safety recall. Actual costs have been consistent with our estimates. As the impact of the safety recall did not, and was not expected to, have a material effect on our financial condition, results of operations, or cash flows, we concluded that disclosure was not necessary.

2.	In a related matter, we note a February 17, 2012 news article from Automotive World concerning a recall of 18,959 trucks and buses. We further note no disclosure of the recall in your Form 10-Q for the quarter ended January 31, 2012. Please tell us the effect this recall had on your financial statements in the first quarter of fiscal 2012, and explain to us why you did not disclose the impact of this recall in your Form 10-Q for the fiscal quarter ended January 31, 2012.

Response:

In February of 2012, we approved a safety recall to address potential brake application issues in certain vehicles manufactured between December 2010 and January 2012 that were equipped with a specific braking system. In the first quarter of 2012, we accrued less than $4 million for the estimated cost of the safety recall and we expect to recover all of these costs from the vendor. As the impact of the safety recall did not, and was not expected to, have a material effect on our financial condition, results of operations, or cash flows, we concluded that disclosure was not necessary.

10. Debt, page 88

3.	Please explain to us how the outstanding debt of financial service operations as disclosed in Note 10 reconciles to the amounts disclosed in the table on page 43. As part of your response, please explain why it appears from the table on page 43 that at least $1,780 of debt is due in 2012, however only $1,280 is classified as current liabilities per the table on page 88.

Response:

The instruments included in our disclosure of financing available and utilized by our financial service operations under our bank credit and revolving funding facilities as disclosed in the table on page 43 includes a subset of the total debt of our financial service operations as disclosed in Note 10, Debt. Excluded from these amounts are secured borrowings, borrowings secured by operating and finance leases, and other debt.

United States Securities and Exchange Commission

April 4, 2012

The following table reconciles the outstanding debt of our financial service operations with the utilization under our bank credit and revolving funding facilities as of October 31, 2011:

Financial services operation debt as of October 31, 2011:

Asset backed debt issued by consolidated special purpose entities:
Eligible wholesale notes	$930	A
Eligible retail accounts	92	B
Secured borrowing	642

	1,664
Bank revolvers:
Bank credit facility	758	C
Revolvers	278	D
Other	36

	1,072
Commercial paper	70	D
Borrowings secured by operating and finance leases	70

Total financial services operations debt	$2,876

Utilization under our bank credit and revolving funding facilities as of October 31, 2011:

Eligible wholesale notes	A	$930
Eligible retail accounts	B	92
Finance receivables and general corporate purposes	C	758
General corporate purposes	Sum of D	348

The classification of the maturities of our financial service operations debt reflects the reclassification of $754 million from current to long term. As disclosed in the liquidity discussion for our financial service operations as well as Note 10, Debt, our bank credit facility was refinanced in December 2011 with a five-year $840 million facility consisting of a $340 million term loan and a $500 million revolving line of credit that included a sub-revolver of up to $200 million for our Mexican finance subsidiaries. In addition, we modified our future maturities schedule in Note 10, Debt to reflect the adjusted maturity dates and included disclosure discussing the reclassification. In future filings, we will ensure that the disclosure of the reclassification is sufficiently explained.

United States Securities and Exchange Commission

April 4, 2012

15. Commitments and contingencies, page 111

Legal Proceedings, page 113

6.0 Liter Diesel Engine Litigation, page 114

4.	We note your disclosure that the Quebec Action, initiated on May 20, 2011, seeks dollar damages sufficient to remedy the alleged defects, compensate the alleged damages incurred by the proposed class, and compensate plaintiffs’ counsel. We also note that there is no disclosure that an accrual has been made with regards to this Action. If there is at least a reasonable possibility that a loss or an additional loss may have been incurred (in excess of any amounts already accrued), please provide us with and disclose in Note 15, an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. See guidance in ASC 450-20-50.

Response:

As disclosed in previous filings with the SEC, on May 20, 2011, 9046-9478 Quebec Inc. (“Quebec”) filed a motion to authorize the bringing of a class action against the Company, as well as Ford and Ford Motor Company of Canada, Limited (collectively, “Ford Defendants”) in Superior Court (the “Superior Court”) in Quebec, Canada (the “Quebec Action”). The Quebec Action seeks authorization to bring a claim on behalf of a class of Canadian owners and lessees of model year 2003-07 Ford vehicles powered by the 6.0L Power Stroke® engine that the Company previously supplied to Ford. Quebec alleged that the engines in question have design and manufacturing defects, and that the Company and Ford Defendants are solidarily liable for those defects. For relief, the Quebec Action seeks monetary damages sufficient to remedy the alleged defects, compensate the alleged damages incurred by the proposed class, and compensate plaintiffs’ counsel. The Quebec Action also asks the Superior Court to order the Company and the Ford Defendants to recall, repair, or replace the Ford vehicles at issue free of charge.

In December 2011, the Company and Quebec reached an agreement in principle whereby the Company voluntarily would produce certain documents to Quebec pursuant to a protective order and Quebec voluntarily would dismiss the Company from the Quebec Action without prejudice. That agreement was confirmed on the record at a case management conference before the Superior Court on February 1, 2012. Quebec has agreed to file a motion for authorization to remove the Company from the Quebec Action, and the Superior Court has stated such motion will be heard in June 2012.

Based on our assessment of the facts underlying the above claims, we are unable to provide meaningful quantification of how the final resolution of these claims may impact our future consolidated financial condition, results of operations or cash flows. We confirm that in future filings we will provide disclosure consistent with the requirements outlined in ASC 450-20-50.

United States Securities and Exchange Commission

April 4, 2012

Form 8-K filed December 20, 2011

Exhibit 99.1

5.	Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are included in a filing with the Commission the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with generally accepted accounting principles. Given that adjusted net income and earnings per share are the first items disclosed in the press release, without similar presentation of GAAP net income and earnings per share, we believe the non-GAAP measures have been given greater prominence. Please revise future filings to present the equivalent GAAP measure with equal or greater prominence.

Response:

We confirm that in future filings we will ensure that the GAAP equivalent of any non-GAAP measures will be presented with equal or greater prominence.

In responding to the Comment Letter, Navistar acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to the Comment Letter and please do not hesitate to contact me at (331) 332-2251 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Richard C. Tarapchak
Richard C. Tarapchak Vice President and Controller